B

02018286

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED MAR 01 2002

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 31177

REPORT FOR THE PERIOD BEGINNING 02/01/01 AND ENDING 12/31/01
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Pacific Corporate Finance LLC

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street
(No. and Street)

La Jolla	California	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Posner 858-456-6000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

350 South Grand Ave.	Los Angeles	CA	90071-3462
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Philip Posner, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Pacific Corporate Finance, LLC (the "Company") as of December 31, 2001 and for the eleven month period then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

SHERRI G. FRENCH
Commission # 1304299
Notary Public - California
San Diego County
My Comm. Expires May 12, 2005

Sherri G. French 2/26/02

Notary Public

Signature

CFO

Title

This report contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity/Members' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (1) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report. (Not Required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

Deloitte & Touche LLP
Suite 1900
701 "B" Street
San Diego, California 92101-8198

Tel: (619) 232-6500
Fax: (619) 237-1755
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pacific Corporate Finance LLC:

We have audited the following financial statements of Pacific Corporate Finance LLC (the "Company") as of and for the eleven-month period ended December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and the results of its operations and its cash flows for the eleven-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the

auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2002

PACIFIC CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 38,087
PREPAID EXPENSES	1,098
TOTAL	$ 39,185

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES -	
Payable to affiliate	$ 7,400
MEMBERS' CAPITAL	31,785
TOTAL	$ 39,185

See notes to financial statements

PACIFIC CORPORATE FINANCE LLC

STATEMENT OF INCOME
ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 2001

REVENUES:	
Investment advisory fees	$ 12,500
Interest	310
Total revenues	12,810
EXPENSES:	
Dues and memberships	3,751
Accounting	1,100
Insurance	971
License and fees	775
Subscriptions	522
Other	24
Total expenses	7,143
INCOME BEFORE PROVISION FOR INCOME TAXES	5,667
PROVISION FOR INCOME TAXES	800
NET INCOME	$ 4,867

See notes to financial statements

PACIFIC CORPORATE FINANCE LLC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY/MEMBERS' CAPITAL
ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 2001

	Common Stock		Paid-in	Members'	Accumulated	
	Shares	Amount	Capital	Equity	Deficit	Total
BALANCE, JANUARY 31, 2001	1,000,000	$ 70,000	$ 60,000		$ (103,082)	$ 26,918
Net income for the eleven months ended December 31, 2001					4,867	4,867
Exchange of common stock for members' capital	(1,000,000)	(70,000)	(60,000)	$ 31,785	98,215	
BALANCE, DECEMBER 31, 2001		$	$	$ 31,785	$	$ 31,785

See notes to financial statements.

PACIFIC CORPORATE FINANCE LLC

STATEMENT OF CASH FLOWS
ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,867
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	4,167
Increase in prepaid expenses	(1,098)
Net cash provided by operating activities	7,936
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,936
CASH AND CASH EQUIVALENTS, JANUARY 31, 2001	30,151
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2001	$ 38,087

See notes to financial statements.

PACIFIC CORPORATE FINANCE LLC

NOTES TO FINANCIAL STATEMENTS
ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Pacific Corporate Finance LLC (formerly Pacific Corporate Finance, Inc.) (the "Company"), a wholly owned subsidiary of Pacific Corporate Group Holdings, LLC ("PCGH") (formerly Pacific Corporate Group Holdings, Inc.), provides consulting and advisory services in the areas of corporate finance, institutional private placements, mergers and acquisitions, and corporate joint ventures. The Company was granted its registration as a securities broker-dealer and investment adviser by the Securities and Exchange Commission in 1984. The Company does not conduct any security transactions for clients.

Effective December 31, 2001, all of the assets and liabilities, including the broker-dealer license of Pacific Corporate Finance, Inc. were transferred to the Company in exchange for membership interests in the Company.

Fiscal Year-End - The Company changed its fiscal year-end from January 31 to December 31.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - Cash equivalents are comprised of highly liquid investments with maturities of three months or less.

Revenue Recognition - Financial consulting services are provided on a fee basis. Income is recorded at the time the services are completed.

Income Taxes - The Company is included in the consolidated income tax return filed by the PCGH. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted to, or received from, the PCGH. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred taxes are recognized in the financial statements for the changes in deferred tax liabilities or assets between reporting periods. There were no deferred taxes as of December 31, 2001.

Subsequent to December 31, 2001, no federal or state income taxes will be included in the financial statements of the Company since the Company will not be subject to income taxes. The members of the Company will be required to include their proportionate share of income in their own income tax returns. The Company will be subject to a state franchise tax for limited liability corporations.

Fair Value of Financial Instruments - All of the Company's financial instruments are carried at fair value.

Comprehensive Income - The Company adopted SFAS No. 130, *Reporting Comprehensive Income*, which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the eleven-month period ended December 31, 2001.

2. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1. The basic concept of the rule is liquidity, its objective being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2001, the Company had net capital of $31,785, which was $26,785 in excess of the amount of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1.

3. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(B) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting securities transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

4. INCOME TAXES

The provision for income taxes is comprised of the minimum state tax of $800.

5. CERTAIN RELATED PARTY TRANSACTIONS

PCGH shares office facilities, certain expenses and employee costs with the Company, Pacific Corporate Valuation, LLC ("PCV"), formerly Christopher Bower Associates, Inc., Pacific Corporate Advisors, LLC ("PCA"), Pacific Corporate Capital, LLC ("PCC"), Pacific Corporate Group, LLC ("PCG"), and Pacific Corporate International, LLC ("PCI"), entities consolidated in ownership under PCGH, formerly Pacific Corporate Group Holdings, Inc. Such costs are allocated to the Company based on management's estimation of actual costs incurred. All income taxes for the Company are paid for by PCGH.

Advance payable to PCGH totaled $7,400 at December 31, 2001.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

* * * * * *

PACIFIC CORPORATE FINANCE LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

NET CAPITAL -	
Total members' equity from statement of financial condition	$31,785
DEDUCTIONS AND/OR CHARGES -	
Non-allowable assets	-
NET CAPITAL	$31,785
TOTAL AGGREGATE INDEBTEDNESS INCLUDED IN THE STATEMENT OF FINANCIAL CONDITION	$ 7,400
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.23
MINIMUM NET CAPITAL REQUIRED - (the greater of 6.67% of aggregate indebtedness or $5,000)	$ 5,000
EXCESS NET CAPITAL	$26,785

Note: A reconciliation of the above computation of net capital with the Company's corresponding unaudited Form X-17A-5, Part II-A, as amended, is not required, as no material differences exist.

Deloitte & Touche LLP
Suite 1900
701 "B" Street
San Diego, California 92101-8198

Tel: (619) 232-6500
Fax: (619) 237-1755
www.us.deloitte.com

Deloitte & Touche

February 22, 2002

Pacific Corporate Finance LLC
1200 Prospect Street
La Jolla, California 92037

In planning and performing our audit of the financial statements of Pacific Corporate Finance LLC (the "Company") for the eleven-month period ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be a material weakness as defined above:

> The size of the business and resultant limited number of employees necessarily impose practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing, and extent of audit tests to be applied in our audit of the 2001 financial statements, and this report does not affect our report on such financial statements dated February 22, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

PACIFIC CORPORATE FINANCE LLC

(SEC ID. NO. 8-31177)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE AS OF AND
FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 2001
AND INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * *

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

PACIFIC CORPORATE FINANCE LLC

(SEC ID. NO. 8-31177)